

Jennifer (Gillespie) Franz · 3rd

Vice President of Finance at Dragon Spirits Marketing

Austin, Texas Metropolitan Area · **Contact info**

356 connections

 **Dragon Spirits Marketing and Promotion**

 **Trinity University**

Experience



Vice Dragoness of Finance
Dragon Spirits Marketing and Promotion
Oct 2014 – Present · 7 yrs 1 mo
Austin, Texas Area

*Co-founder of the DEN (Dragon Engagement Network) technology platform
*Finance operations: Accounts Receivable, Accounts Payable, Payroll, manage assets/liabilities/cash flow
*Maintain relations with state agencies, legal teams, financial advisors



Operations Manager
Sharp Appraisers, LLC
Mar 2013 – Jun 2015 · 2 yrs 4 mos
Austin, Texas Area

*Management of daily operations, including: billing, customer and vendor relations, and general office administration.

*Monthly/annual sales and revenue reports and projections. ...see more



Event Coordinator/Marketing Assistant
Ultimate Events Unlimited
Oct 2011 – Apr 2012 · 7 mos
Houston, Texas Area

*Contribute to coordination and execution of weddings and bridal open houses, from planning stages through set-up and clean-up; work with team on events ranging in size from 60 guests to over 400 guests

...see more



Marketing Coordinator
Aliana Development Company
Aug 2008 – Nov 2009 · 1 yr 4 mos
Houston, Texas Area

*Assist Director of Sales and Marketing with marketing efforts, including: copy writing and editing collateral materials, coordinating homeowner and Realtor events, budget management, execution of vendor contracts (billboards, advertising, etc.)

...see more



Marketing Coordinator
McGuyer Homebuilders, Inc
Apr 2007 – Aug 2008 · 1 yr 5 mos
Houston, Texas Area

*Manage marketing efforts and budgets for over 30 communities (spanning three brands), including: flyers, direct mail pieces, signage, community events and sales model displays

*Plan and execute events, taking the lead while working in conjunction with other b ...see more

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Education



Trinity University
B.A., Communications
2000 – 2004
Activities and Societies: Student Athletic Trainer

Volunteer experience



2017 Art Bra Austin Sponsorship Committee Member



2017 Art Bra Austin Sponsorship Committee Member
Breast Cancer Resource Center (BCRC)
Jan 2017 – Jun 2017 · 6 mos
Health

Served as a member of the Sponsorship committee for the Breast Cancer Resource Center's signature event - Art Bra Austin (2017). As a member of this committee, I was entrusted with a group of corporate sponsors for the event and served as their personal liaison for all Art Bra Austin event needs. I communicated with them from start to finish, acquiring information BCRC required (e.g. - company logos, guest lists, etc); as well as providing them with any information they needed, in addition to ensuring they received event invites, parking passes, etc. Also personally attended to sponsors and their guests at the event.



YSC Tour de Pink 2017 Rider on Team Project Tutu
Young Survival Coalition
Jan 2017 – Apr 2017 · 4 mos
Health

Enlisted as member of Team Project Tutu for the 2017 YSC Tour de Pink, committed to riding my bicycle 200 miles over 3-days, and raising at least $2500, in an effort to support young women with breast cancer. Exceeded my fundraising goal - having raised over $5000!



Art Bra Volunteer
Breast Cancer Resource Center (BCRC)
Jun 2016 – Present · 5 yrs 5 mos
Health

Served as a volunteer for the Breast Cancer Resource Center's signature event - Art Bra Austin (2016). Acted as part of the "Guest Safety" committee, working to ensure that the over 300 guests of the event had an enjoyable experience, and were at no risk of encountering hazardous situations (spilled food/drink on the floor, etc).

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